Exhibit 99.34

Madrid, March 23, 2007

NATIONAL SECURITIES EXCHANGE COMMISSION
Primary Markets Division
Paseo de la Castellana, 19
28046 Madrid

Fax nº: + 34 91-585.16.62

In connection with your information request of March 22 and in compliance with Section 82 of Law 24/1988, of July 28, of Capital Markets, ACCIONA, S.A. informs the following

RELEVANT FACT

As previously reported, Acciona has had or is having discussions and contacts with shareholders of Endesa, potential investors, the offeror E.ON and, only recently, with Enel.

The purpose of these conversations has been and is to explore the options open to Acciona in connection with the E.ON offer and possible alternatives to the offer, and to decide, in the best interest of Acciona and its shareholders, whether to accept (or not) the E.ON offer.

In this connection, Acciona and Enel have lately held discussions for the purposes of reviewing possible scenarios following the E.ON offer, and the possibility, in the event that the offer does not result in the acquisition of 50% or more of the share capital of Endesa by E.ON, to develop a shared management project for Endesa under the leadership of Acciona, which would include, as a first step, in compliance with current legislation, the launching by Acciona and Enel of a tender offer for all of the shares in Endesa not already held by either of them.

Though discussions with Enel have progressed positively, no definitive agreement has been reached. There can be no assurance as to the outcome of any such discussions, or the terms of any transaction or matter that might be agreed or undertaken by Acciona. If any such agreement is reached, Acciona will immediately make an appropriate public disclosure.

Which is made known as necessary.

Yours sincerely, ACCIONA, S.A.

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Jorge Vega-Penichet
Company Secretary